Exhibit 99.6

Total financial statements

Second quarter and first half 2003 consolidated accounts, French GAAP

CONSOLIDATED STATEMENTS OF INCOME
Total

2nd quarter	2nd quarter		1st half	1st half
2003	2002	Amounts in millions of euros (1)	2003	2002

(unaudited)	(unaudited)		(unaudited)	(unaudited)

24,347	26,435	Sales	52,650	50,219
(20,298)	(22,352)	Operating expenses	(43,508)	(42,474)
(1,179)	(1,324)	Depreciation, depletion, and amortization	(2,408)	(2,620)

		Operating income
(67)	(40)	Corporate	(122)	(106)
2,937	2,799	Business segments *	6,856	5,231

2,870	2,759	Total operating income	6,734	5,125

(42)	(32)	Interest expense, net	(84)	(67)
71	78	Dividend income on non-consolidated subsidiaries	76	84
(1)	(3)	Dividends on subsidiaries' redeemable preferred shares	(3)	(5)
(231)	33	Other income (expense), net	(494)	19
(1,254)	(1,437)	Provision for income taxes	(2,851)	(2,486)
275	174	Equity in income (loss) of affiliates	526	415

1,688	1,572	Income before amortization of acquisition goodwill	3,904	3,085

(36)	(48)	Amortization of acquisition goodwill	(66)	(84)

1,652	1,524	Consolidated net income	3,838	3,001

47	21	of which minority interest	113	69

1,605	1,503	NET INCOME **	3,725	2,932

2.52	2.23	Earnings per share (euro)***	5.80	4.37

2,937	2,845	* Operating income from business segments, excluding non-recurring items	6,856	5,277

1,719	1,526	Net operating income from business segments, excluding non-recurring items	3,770	2,882

1,767	1,632	** Net income (Group share), excluding non-recurring items	3,887	3,051

2.77	2.42	*** Earnings per share, excluding non-recurring items (euro)	6.05	4.54

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEETS
Total

	Amounts in millions of euros

	June 30, 2003	March 31, 2003	December 31, 2002	June 30, 2002

	(unaudited)	(unaudited)		(unaudited)

ASSETS
NON-CURRENT ASSETS :
Intangible assets, net	2,205	2,248	2,752	2,977
Property, plant, and equipment, net	36,661	37,773	38,592	39,273
Equity affiliates : investments and loans	7,738	7,857	7,710	7,605
Other investments	1,235	1,221	1,221	1,180
Other non-current assets	3,669	3,851	3,735	2,916

Total non-current assets	51,508	52,950	54,010	53,951

CURRENT ASSETS :
Inventories, net	5,980	5,982	6,515	6,397
Accounts receivable, net	12,418	13,498	13,087	14,079
Prepaid expenses and other current assets	4,950	4,637	5,243	5,917
Short-term investments	1,663	1,489	1,508	1,283
Cash and cash equivalents	9,532	13,117	4,966	3,863

Total current assets	34,543	38,723	31,319	31,539

TOTAL ASSETS	86,051	91,673	85,329	85,490

LIABILITIES & SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY :
Common shares	6,881	6,874	6,872	7,101
Paid-in surplus and retained earnings	31,776	32,689	30,514	31,382
Cumulative translation adjustment	(1,946)	(1,463)	(830)	(332)
Treasury shares	(6,960)	(6,001)	(4,410)	(5,388)

Total shareholders’ equity	29,751	32,099	32,146	32,763

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	438	459	477	501

MINORITY INTEREST	620	715	724	795

LONG-TERM LIABILITIES :
Deferred income taxes	6,106	6,121	6,390	6,427
Employee benefits	3,896	3,931	4,103	3,236
Other liabilities	6,462	6,708	6,150	5,971

Total long-term liabilities	16,464	16,760	16,643	15,634

LONG-TERM DEBT	9,906	10,728	10,157	11,000

CURRENT LIABILITIES :
Accounts payable	9,256	9,961	10,236	10,137
Other creditors and accrued liabilities	10,331	10,444	9,850	11,259
Short-term borrowings and bank overdrafts	9,285	10,507	5,096	3,401

Total current liabilities	28,872	30,912	25,182	24,797

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	86,051	91,673	85,329	85,490

CONSOLIDATED STATEMENTS OF CASH FLOWS
Total

2nd quarter	2nd quarter		1st half	1st half
2003	2002	Amounts in millions of euros	2003	2002

(unaudited)	(unaudited)		(unaudited)	(unaudited)

		CASH FLOW FROM OPERATING ACTIVITIES
1,652	1,524	Consolidated net income	3,838	3,001
1,266	1,447	Depreciation, depletion, and amortization	2,564	2,824
240	73	Long-term liabilities, valuation allowances, and deferred taxes	(166)	125
101	120	Unsuccessful exploration costs	161	244
(49)	(175)	(Gains)/Losses on sales of assets	155	(408)
(13)	71	Equity in income of affiliates (in excess of)/less than dividends received	(191)	(132)
1	(13)	Other changes, net	3	(11)

3,198	3,047	Cash flow from operating activities before changes in working capital	6,364	5,643
(64)	(197)	(Increase)/Decrease in operating assets and liabilities	592	(335)

3,134	2,850	CASH FLOW FROM OPERATING ACTIVITIES (1)	6,956	5,308

		CASH FLOW FROM INVESTING ACTIVITIES
(1,320)	(1,733)	Intangible assets and property, plant, and equipment additions	(2,531)	(3,350)
(89)	(106)	Exploration expenditures charged to expenses	(142)	(213)
8	(50)	Acquisitions of subsidiaries, net of cash acquired	8	(105)
(33)	(60)	Investments in equity affiliates and other securities	(38)	(107)
(74)	(151)	Increase in long-term loans	(299)	(434)

(1,508)	(2,100)	Total expenditures	(3,002)	(4,209)
49	25	Proceeds from sale of intangible assets and property, plant, and equipment	126	103
2	5	Proceeds from sale of subsidiaries, net of cash sold	735	5
66	339	Proceeds from sale of non-current investments	68	652
40	94	Repayment of long-term loans	221	289

157	463	Total divestitures	1,150	1,049
(174)	(317)	(Increase)/Decrease in short-term investments	(155)	(279)

(1,525)	(1,954)	CASH FLOW FROM INVESTING ACTIVITIES	(2,007)	(3,439)

		CASH FLOW FROM FINANCING ACTIVITIES
		Issuance and repayment of shares :
44	437	Parent company's shareholders	45	443
(959)	(57)	Share buy back	(2,550)	(465)
16	8	Minority shareholders	23	18
—	—	Subsidiaries' redeemable preferred shares	—	—
		Cash dividends paid :
(2,571)	(2,514)	- Parent company's shareholders	(2,571)	(2,514)
(96)	(81)	- Minority shareholders	(108)	(84)
417	245	Net issuance/(repayment) of long-term debt	1,409	1,084
(1,938)	(4,222)	Increase/(Decrease) in short-term borrowings and bank overdrafts	3,507	(395)
(1)	(3)	Other changes, net	(3)	(5)

(5,088)	(6,187)	CASH FLOW FROM FINANCING ACTIVITIES	(248)	(1,918)

(3,479)	(5,291)	Net increase/decrease in cash and cash equivalents	4,701	(49)
(106)	263	Effect of exchange rates and changes in reporting entity on cash & cash equivalents	(135)	338
13,117	8,891	Cash and cash equivalents at the beginning of the year or period	4,966	3,574

9,532	3,863	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	9,532	3,863

(1)	including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 150 millions of euros for the second quarter 2003, 332 millions of euros for the first half 2003.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

In millions of euros

2nd quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	4,268	15,885	4,190	4	—	24,347
- Intersegment sales	2,626	451	98	29	(3,204)	—

Total sales	6,894	16,336	4,288	33	(3,204)	24,347

Depreciation, depletion, and amortization of tangible assets	(777)	(214)	(186)	(2)		(1,179)

Operating income	2,297	456	184	(67)		2,870

Amortization of intangible assets and acquisition goodwill	(5)	(30)	(36)	(4)		(75)
Equity in income (loss) of affiliates and other items	95	93	(202)	188		174
Tax on net operating income	(1,169)	(113)	(43)	51		(1,274)

Net operating income	1,218	406	(97)	168		1,695

Net cost of net debt						(42)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(48)

Net income						1,605

2nd quarter 2003
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates and other items			(213)	40		(173)
Tax on net operating income			21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

2nd quarter 2003
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	4,268	15,885	4,190	4	—	24,347
- Intersegment sales	2,626	451	98	29	(3,204)	—

Total sales	6,894	16,336	4,288	33	(3,204)	24,347

Depreciation, depletion, and amortization of tangible assets	(777)	(214)	(186)	(2)		(1,179)

Operating income	2,297	456	184	(67)		2,870

Amortization of intangible assets and acquisition goodwill	(5)	(30)	(36)	(4)		(75)
Equity in income (loss) of affiliates and other items	95	93	11	148		347
Tax on net operating income	(1,169)	(113)	(64)	61		(1,285)

Net operating income	1,218	406	95	138		1,857

Net cost of net debt						(42)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(48)

Net income						1,767

2nd quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1,130	194	160	24		1,508
Divestitures at selling price	44	13	32	68		157
Cash flow from operating activities (1)	1,884	1,483	(104)	(129)		3,134

(1)	In the Chemicals segment, this figure amounts to 46 millions of euros excluding an amount of 150 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

In millions of euros

2nd quarter 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	3,888	17,387	5,157	3	—	26,435
- Intersegment sales	2,843	368	106	29	(3,346)	—

Total sales	6,731	17,755	5,263	32	(3,346)	26,435

Depreciation, depletion, and amortization of tangible assets	(882)	(224)	(206)	(12)	—	(1,324)

Operating income	2,295	262	242	(40)	—	2,759

Amortization of intangible assets and acquisition goodwill	(6)	(42)	(63)	(6)		(117)
Equity in income (loss) of affiliates and other items	87	47	(135)	373		372
Tax on net operating income	(1,371)	(60)	(18)	4		(1,445)

Net operating income	1,005	207	26	331		1,569

Net cost of net debt						(42)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(24)

Net income						1,503

2nd quarter 2002
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	—
- Intersegment sales
Total sales

Depreciation, depletion, and amortization of tangible assets	(21)					(21)

Operating income	(30)	(16)				(46)

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items			(122)	173		51
Tax on net operating income	(166)	5	41	(39)		(159)

Net operating income	(196)	(11)	(81)	134		(154)

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares						25

Net income						(129)

2nd quarter 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	3,888	17,387	5,157	3	—	26,435
- Intersegment sales	2,843	368	106	29	(3,346)	—

Total sales	6,731	17,755	5,263	32	(3,346)	26,435

Depreciation, depletion, and amortization of tangible assets	(861)	(224)	(206)	(12)		(1,303)

Operating income	2,325	278	242	(40)		2,805

Amortization of intangible assets and acquisition goodwill	(6)	(42)	(63)	(6)		(117)
Equity in income (loss) of affiliates and other items	87	47	(13)	200		321
Tax on net operating income	(1,205)	(65)	(59)	43		(1,286)

Net operating income	1,201	218	107	197		1,723

Net cost of net debt						(42)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(49)

Net income						1,632

2nd quarter 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1,556	228	284	32		2,100
Divestitures at selling price	106	47	9	301		463
Cash flow from operating activities	1,705	805	48	292		2,850

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

In millions of euros

1st half 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	9,290	34,603	8,743	14		52,650
- Intersegment sales	5,790	1,151	249	58	(7,248)	—

Total sales	15,080	35,754	8,992	72	(7,248)	52,650

Depreciation, depletion, and amortization of tangible assets	(1,606)	(424)	(366)	(12)		(2,408)

Operating income	5,322	1,235	299	(122)		6,734

Amortization of intangible assets and acquisition goodwill	(8)	(48)	(69)	(10)		(135)
Equity in income (loss) of affiliates and other items	159	156	(395)	298		218
Tax on net operating income	(2,850)	(352)	129	182		(2,891)

Net operating income	2,623	991	(36)	348		3,926

Net cost of net debt						(85)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(116)

Net income						3,725

1st half 2003
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates and other items			(213)	40		(173)
Tax on net operating income			21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

1st half 2003
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	9,290	34,603	8,743	14	—	52,650
- Intersegment sales	5,790	1,151	249	58	(7,248)	—

Total sales	15,080	35,754	8,992	72	(7,248)	52,650

Depreciation, depletion, and amortization of tangible assets	(1,606)	(424)	(366)	(12)		(2,408)

Operating income	5,322	1,235	299	(122)		6,734

Amortization of intangible assets and acquisition goodwill	(8)	(48)	(69)	(10)		(135)
Equity in income (loss) of affiliates and other items	159	156	(182)	258		391
Tax on net operating income	(2,850)	(352)	108	192		(2,902)

Net operating income	2,623	991	156	318		4,088

Net cost of net debt						(85)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(116)

Net income						3,887

1st half 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	2,296	319	335	52		3,002
Divestitures at selling price	224	57	787	82		1,150
Cash flow from operating activities (1)	4,455	3,043	(185)	(357)		6,956

(1)	In the Chemicals segment, this figure amounts to 147 millions of euros excluding an amount of 332 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

In millions of euros

1st half 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	8,017	32,290	9,905	7	—	50,219
- Intersegment sales	5,463	733	181	53	(6,430)	—

Total sales	13,480	33,023	10,086	60	(6,430)	50,219

Depreciation, depletion, and amortization of tangible assets	(1,732)	(453)	(413)	(22)		(2,620)

Operating income	4,311	557	363	(106)		5,125

Amortization of intangible assets and acquisition goodwill	(11)	(64)	(103)	(7)		(185)
Equity in income (loss) of affiliates and other items	228	120	(341)	664		671
Tax on net operating income	(2,457)	(156)	14	76		(2,523)

Net operating income	2,071	457	(67)	627		3,088

Net cost of net debt						(82)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(74)

Net income						2,932

1st half 2002
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	(21)					(21)

Operating income	(30)	(16)				(46)

Amortization of intangible assets and acquisition goodwill
Equity in income (loss) of affiliates and other items			(321)	355		34
Tax on net operating income	(166)	5	107	(78)		(132)

Net operating income	(196)	(11)	(214)	277		(144)

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares						25

Net income						(119)

1st half 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	8,017	32,290	9,905	7	—	50,219
- Intersegment sales	5,463	733	181	53	(6,430)	—

Total sales	13,480	33,023	10,086	60	(6,430)	50,219

Depreciation, depletion, and amortization of tangible assets	(1,711)	(453)	(413)	(22)		(2,599)

Operating income	4,341	573	363	(106)		5,171

Amortization of intangible assets and acquisition goodwill	(11)	(64)	(103)	(7)		(185)
Equity in income (loss) of affiliates and other items	228	120	(20)	309		637
Tax on net operating income	(2,291)	(161)	(93)	154		(2,391)

Net operating income	2,267	468	147	350		3,232

Net cost of net debt						(82)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(99)

Net income						3,051

1st half 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	3,199	360	540	110		4,209
Divestitures at selling price	329	82	41	597		1,049
Cash flow from operating activities	3,397	1,386	38	487		5,308

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR

THE FIRST HALF OF 2003

I.	ACCOUNTING POLICIES

The consolidated financial statements of Total and its subsidiaries (together, the Company or Group) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulation Committee.

Besides, the Company applies the standards issued by the Financial Accounting Standard Board which are compatible with the French Regulations and which enable, in their current wording, to ensure a true and fair view of the assets and liabilities of the Company and the best comparability with the other oil majors, namely those from North America.

The exceptions to the use of FAS standards are presented in the Annual Report of the Company, and in the Annual Report under US Generally Accepted Accounting Principles (Form 20F) and relate principally to the use of purchase accounting with respect to the business combinations between Total, PetroFina and Elf.

The Company has adopted the Statement of Financial Accounting Standards No. 143 modifying the rules for accounting for asset retirement obligations. FASB No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, at its discounted value, and no longer at its present value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the life of the associated asset. The cumulative effect of the change in accounting principle, which is accounted for in the Group’s shareholders’ equity, has no material effect.

With the exception of the first application of FASB No. 143, the accounting policies applied for the consolidated financial statements as of June 30, 2003 are the same as those used for the Financial Statements as of December 31, 2002.

II.	CHANGES IN THE GROUP STRUCTURE

During the first half of 2003, the Company has finalized the sale of its Paints Business, run by Sigma Kalon. The effect of this divestment, accounted for during the first half of 2003, is not material on the Group’s net income.

With the exception of the disposal of the Paints Business, the Group has not significantly modified its structure.

III.	NON-RECURRING ITEMS

NON-RECURRING ITEMS OF OPERATING INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Corporate	Total

First half 2003	Restructuring charges	—	—	—	—	—
	Asset impairment	—	—	—	—	—
	Early retirement plan	—	—	—	—	—
	Other items	—	—	—	—	—
	Gain on assets' sales	—	—	—	—	—

Total		—	—	—	—	—

First half 2002	Restructuring charges	—	(16)	—	—	(16)
	Asset impairment	(21)	—	—	—	(21)
	Early retirement plan	—	—	—	—	—
	Other items	(9)	—	—	—	(9)
	Gain on assets' sales	—	—	—	—	—

Total		(30)	(16)	—	—	(46)

NON-RECURRING ITEMS OF NET INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Corporate	Total

First half 2003	Restructuring charges	—	—	(34)	—	(34)
	Asset impairment	—	—	—	—	—
	Early retirement plan	—	—	—	—	—
	Other items	—	—	(158)	—	(158)
	Gain on assets' sales	—	—	—	30	30
	AZF plant explosion - Toulouse	—	—	—	—	—

Total		—	—	(192)	30	(162)

First half 2002	Restructuring charges	—	(11)	(65)	—	(76)
	Asset impairment	(14)	—	—	—	(14)
	Early retirement plan	—	—	—	—	—
	Other items	(157)	—	—	—	(157)
	Gain on assets' sales	—	—	—	277	277
	AZF plant explosion - Toulouse	—	—	(149)	—	(149)

Total		(171)	(11)	(214)	277	(119)

The non-recurring items that had a positive impact in the first half 2003 include gains on the sale of Sanofi-Synthélabo shares, while the negative impacts include, in the Chemicals segment, a restructuring charge and a 155 M€ provision related to investigations of anti-trust practices by the European Commission.

In the first half of 2003, the European Commission commenced 11 new investigations into alleged anticompetitive practices involving certain products sold by Atofina or its subsidiaries. The Commission also issued in 2003 a statement of objections in respect of a product covered by an earlier investigation. Atofina is cooperating with the Commission and has implemented a compliance program since the beginning of 2001.

The Group has increased the provision of 45 M€ existing in its accounts at December 31,2002 to 200 M€ at June 30, 2003. Because of the Commission’s discretionary powers, the financial effect of these investigations could differ from the amount of the provision. The Company is, however, of the opinion that the ultimate outcome of such antitrust proceedings should not have a material adverse impact on its financial position, cash flows or earnings.

In the first half of 2002, the non-recurring items that had a positive impact were composed of gains on sales of financial participations. Those that were negative included primarily the deferred tax impact of the change in UK tax laws for exploration and production activities, restructuring charges in the Downstream and Chemicals segments and an increase in the provision related to the explosion at the Toulouse fertilizer plant.

IV.	SHAREHOLDERS’ EQUITY

Shares held by the parent company, TOTAL S.A.

As of June 30, 2003, TOTAL S.A. held 41,537,375 of its own shares, representing 6.04% of its share capital, detailed as follows:

–	10,472,375 shares allocated to covering share purchase option plans for Company employees; these shares are recorded as short-term investments and maintained within the total assets,

–	31,065,000 shares, of which 10,450,000 shares were purchased in the last quarter 2002, and 20,615,000 during the first half of 2003, pursuant to the authorization granted by the Ordinaries and Extraordinaries Shareholders’ Meetings held on May 7, 2002 and on May 6, 2003, and that are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

As of June 30, 2003, TOTAL S.A. held indirectly, through its subsidiaries 25,082,817 of its own shares, representing 3.64% of its share capital and unchanged since December 31, 2002, detailed as follows:

–	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments and are recorded in short-term investments in the consolidated financial statements;

–	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval. These shares were deducted from the consolidated shareholders’ equity.

Consolidated statements of changes in shareholders’ equity

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			retained	translation			Shareholders’
(in millions of euros)	Number	Amount	earnings	adjustments	Number	Amount	equity

As of December 31, 2001	705,934,959	7,059	30,544	1,252	(37,349,899)	(4,923)	33,932
Cash dividend	—	—	(2,514)	—	—	—	(2,514)
Net income of the first half of 2002	—	—	2,932	—	—	—	2,932
Elf and Petrofina transactions	377,720	2	16	—	—	—	18
Other issuance of common shares	3,847,881	40	403	—	—	—	443
Purchase of treasury shares	—	—	—	—	(2,955,245)	(465)	(465)
Cancellation of repurchased shares	—	—	—	—	—	—	—
Translation adjustments	—	—	—	(1,584)	—	—	(1,584)
Other changes, net	—	—	1	—	—	—	1

As of June 30, 2002	710,160,560	7,101	31,382	(332)	(40,305,144)	(5,388)	32,763

Cash dividend	—	—	—	—	—	—	—
Net income from July 1st to December 31st	—	—	3,009	—	—	—	3,009
Elf and Petrofina transactions	186,751	4	5	—	—	—	9
Other issuance of common shares	286,444	1	17	—	—	—	18
Purchase of treasury shares	—	—	—	—	(18,165,000)	(2,480)	(2,480)
Cancellation of repurchased shares	(23,443,245)	(234)	(3,224)	—	23,443,245	3,458	—
Translation adjustments	—	—	—	(498)	—	—	(498)
Other changes, net	—	—	(675)	—	—	—	(675)

As of December 31, 2002	687,190,510	6,872	30,514	(830)	(35,026,899)	(4,410)	32,146

Cash dividend	—	—	(2,571)	—	—	—	(2,571)
Net income of the first half of 2003	—	—	3,725	—	—	—	3,725
Elf transactions	449,312	4	19	—	—	—	23
Other issuance of common shares	528,528	5	40	—	—	—	45
Purchase of treasury shares	—	—	—	—	(20,615,000)	(2,550)	(2,550)
Cancellation of repurchased shares	—	—	—	—	—	—	—
Translation adjustments	—	—	—	(1,116)	—	—	(1,116)
Other changes, net (1)	—	—	49	—	—	—	49

As of June 30, 2003	688,168,350	6,881	31,776	(1,946)	(55,641,899)	(6,960)	29,751

(1)	The change in the category “Other” is primarily due to the effect of the first application of the standard SFAS No. 143.

V.	SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES

There were no operations on these preferred shares during the first half of 2003.

VI.	LONG-TERM DEBT

The Group has issued debenture loans through its subsidiary TotalFinaElf Capital during the first half of 2003 :

–	Debenture 5% 2003-2007 (50 million GB Pounds)

–	Debenture 5% 2003-2008 (100 million AUD)

–	Debenture 3,5% 2003-2008 (500 million EUR)

–	Debenture 4,25% 2003-2008 (100 million CAD)

–	Debenture 3,25% 2003-2008 (250 million USD)

–	Debenture 4,5% 2003-2013 (30 million USD)

–	Debenture 5% 2003-2008 (100 million AUD)

–	Debenture 3,5% 2003-2008 (100 million EUR)

–	Debenture 3,5% 2003-2008 (150 million EUR)

–	Debenture 2% 2003-2008 (300 million CHF)

The Group has reimbursed two debenture loans during the first half of 2003 :

–	Debenture 2,25% 1998-2003 (200 million CHF)

–	Debenture 2,25% 1998-2003 (150 million CHF)

In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

INFORMATION BY BUSINESS SEGMENT

In millions of euros

1st half 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	9,290	34,603	8,743	14		52,650
- Intersegment sales	5,790	1,151	249	58	(7,248)	—

Total sales	15,080	35,754	8,992	72	(7,248)	52,650

Depreciation, depletion, and amortization of tangible assets	(1,606)	(424)	(366)	(12)		(2,408)

Operating income	5,322	1,235	299	(122)		6,734

Amortization of intangible assets and acquisition goodwill	(8)	(48)	(69)	(10)		(135)
Equity in income (loss) of affiliates and other items	159	156	(395)	298		218
Tax on net operating income	(2,850)	(352)	129	182		(2,891)

Net operating income	2,623	991	(36)	348		3,926

Net cost of net debt						(85)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(116)

Net income						3,725

1st half 2003
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		-

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates and other items			(213)	40		(173)
Tax on net operating income			21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

1st half 2003
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	9,290	34,603	8,743	14	—	52,650
- Intersegment sales	5,790	1,151	249	58	(7,248)	—

Total sales	15,080	35,754	8,992	72	(7,248)	52,650

Depreciation, depletion, and amortization of tangible assets	(1,606)	(424)	(366)	(12)		(2,408)

Operating income	5,322	1,235	299	(122)		6,734

Amortization of intangible assets and acquisition goodwill	(8)	(48)	(69)	(10)		(135)
Equity in income (loss) of affiliates and other items	159	156	(182)	258		391
Tax on net operating income	(2,850)	(352)	108	192		(2,902)

Net operating income	2,623	991	156	318		4,088

Net cost of net debt						(85)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(116)

Net income						3,887

1st half 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	2,296	319	335	52		3,002
Divestitures at selling price	224	57	787	82		1,150
Cash flow from operating activities (1)	4,455	3,043	(185)	(357)		6,956

(1)	In the Chemicals segment, this figure amounts to 147 millions of euros excluding an amount of 332 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

In millions of euros

1st half 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	8,017	32,290	9,905	7	—	50,219
- Intersegment sales	5,463	733	181	53	(6,430)	—

Total sales	13,480	33,023	10,086	60	(6,430)	50,219

Depreciation, depletion, and amortization of tangible assets	(1,732)	(453)	(413)	(22)		(2,620)

Operating income	4,311	557	363	(106)		5,125

Amortization of intangible assets and acquisition goodwill	(11)	(64)	(103)	(7)		(185)
Equity in income (loss) of affiliates and other items	228	120	(341)	664		671
Tax on net operating income	(2,457)	(156)	14	76		(2,523)

Net operating income	2,071	457	(67)	627		3,088

Net cost of net debt						(82)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(74)

Net income						2,932

1st half 2002
(non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales
- Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	(21)					(21)

Operating income	(30)	(16)				(46)

Amortization of intangible assets and acquisition goodwill
Equity in income (loss) of affiliates and other items			(321)	355		34
Tax on net operating income	(166)	5	107	(78)		(132)

Net operating income	(196)	(11)	(214)	277		(144)

Net cost of net debt Minority interests and dividends on subsidiaries’ redeemable preferred shares						25

Net income						(119)

1st half 2002
(excluding non-recurring items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

- Non-Group sales	8,017	32,290	9,905	7	—	50,219
- Intersegment sales	5,463	733	181	53	(6,430)	—

Total sales	13,480	33,023	10,086	60	(6,430)	50,219

Depreciation, depletion, and amortization of tangible assets	(1,711)	(453)	(413)	(22)		(2,599)

Operating income	4,341	573	363	(106)		5,171

Amortization of intangible assets and acquisition goodwill	(11)	(64)	(103)	(7)		(185)
Equity in income (loss) of affiliates and other items	228	120	(20)	309		637
Tax on net operating income	(2,291)	(161)	(93)	154		(2,391)

Net operating income	2,267	468	147	350		3,232

Net cost of net debt						(82)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(99)

Net income						3,051

1st half 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	3,199	360	540	110		4,209
Divestitures at selling price	329	82	41	597		1,049
Cash flow from operating activities	3,397	1,386	38	487		5,308